NR12-12	May 22, 2012

Cardero and Ridley Terminals Announce
Long-Term Port Allocation for Carbon Creek

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-A: CDY) and Ridley Terminals Inc. (“Ridley Terminals”) announce today that they have reached agreement on terms for the shipment of metallurgical coal from Cardero’s Carbon Creek deposit in British Columbia.

The agreement has a 15 year term from January 1, 2014 to December 31, 2028, with provision to extend the term by three years to December 31, 2031. Contract volume is set at 500,000 tonnes per annum (“tpa”) through 2014, increasing to 900,000 tpa in 2015. The agreement is subject to Ridley Terminals receiving Federal Government approval for addition of a fourth stacker / reclaimer that will increase capacity from 24 Mtpa to 30 Mtpa. Approval is expected in 2012.

Commenting on the agreement, George Dorsey, President of Ridley Terminals stated that “Ridley Terminals is a world-class coal export facility striving to meet the rapidly increasing capacity demands of the domestic metallurgical coal producers. We expect Cardero’s Carbon Creek deposit to be an ongoing component of our long-term operating plan as we grow our capacity over the coming years.”

“We are very pleased to have signed this Phase I agreement with Ridley Terminals.” stated Michael Hunter, Cardero’s President & CEO. “It is a key milestone in the advancement of our Carbon Creek asset and greatly reduces project risk. Having addressed the needs for the expected mine start-up, Cardero will continue to work with Ridley Terminals to secure additional port capacity which meets our full anticipated production requirements.”

About Ridley Terminals

Ridley Terminals is a Canadian Federal Crown Corporation that is located in Prince Rupert, British Columbia. Ridley Terminals is the most northern deep-water port in North America and has the capacity to handle capesize vessels up to 250,000 deadweight tonnage. Current handling capacity is 12 Mtpa, which is undergoing an expansion up to 24 Mtpa. The facility is serviced by the Canadian National Railway and is well positioned to handle coals from a variety of North American origins.

About Cardero Resource Corp.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

Cardero Resource Corp.	- 2 -	May 22, 2012
NR12-12 – Continued

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Contact Information:	Nancy Curry, Corporate Communications
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for any production from the Carbon Creek deposit, the potential for a production decision to be made at Carbon Creek, the potential commencement of any development of a mine at the Carbon Creek deposit following a production decision, the potential receipt of a permit to establish and operate a mine at Carbon Creek, the timing of the EA process and of any issuance of a permit thereunder, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, significant increases in any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Company’s products, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s 2012 Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.